Exhibit 99.1

IsoTis OrthoBiologics Announces Final Resolution of AFM Matter

LAUSANNE, Switzerland, IRVINE, CA, USA - September 15, 2006 - IsoTis S.A. (SWX/Euronext: ISON; TSX: ISO), the orthobiologics company, today announced that the amount of the fine for the timing of regulatory filings to the AFM regarding the merger of IsoTis N.V. and IsoTis S.A. (at that time named Modex Therapeutics S.A.) in 2002 has been set by the administrative Court of Appeal in the Netherlands at EUR 326,715 for IsoTis N.V. and IsoTis S.A.  As previously reported, the Company recorded a provision for the total amount of the potential liability, EUR 653,430 (EUR 326,715 for each company).

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based in Irvine, CA, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact: Hans Herklots, Director IR, Tel: +41(0)21-620-6011, hans.herklots@isotis.com, Rob Morocco, CFO, +1-949-855-7155, robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).